FOR IMMEDIATE RELEASE	January 21, 2009

Micromem Technologies Inc. Receives Approval To Trade On The Canadian National Stock Exchange

Company Provides a Canadian Market in Addition to the United States Over-the-Counter Bulletin Board

TORONTO & NEW YORK, January 21, 2009 – Micromem Technologies Inc. (OTCBB: MMTIF; CNSX: MRM), has received the approval to list its common shares on the Canadian National Stock Exchange (CNSX). Micromem commenced trading on Wednesday, January 21, 2009, under the symbol "MRM". The CNSX will provide a Canadian market for the trading of Micromem's shares in addition to the United States Over-the-Counter Bulletin Board.

The CNSX was initially launched in 2003 as the Canadian Trading and Quotation System Inc. (CNQ). The CNQ established itself as an innovative stock exchange for the trading of equity securities of emerging companies. It provides companies with a low cost, streamlined stock exchange with an extremely high standard of disclosure. This model, combined with comprehensive regulatory oversight, is designed to meet the needs of emerging companies, their investors, and investment dealers. Effective November 6, 2008, the CNQ was re-launched as the CNSX to reflect its status as a full service, national stock exchange.

Management Comment:

"We are pleased to offer a Canadian vehicle to trade our shares using the CNSX platform," commented Joseph Fuda, CEO of Micromem. We will continue to trade on the OTCBB and view that listing as a critical component for liquidity from U.S. investors. The addition of the CNSX listing provides a trading platform for Canadian investors that are restricted from trading on the OTCBB, and we look forward to having them as shareholders."

Shareholder Information:

Shareholders and Investors can access Company information on the CNSX website and receive full Company disclosure monthly. For more information on Micromem or to receive stock quotes, complete with trading summaries, bid size and ask price, brokerage house participation, insider reports, news releases, disclosure information, and CNSX and SEDAR filings, visit the CNSX website at www.cnsx.ca or the Company's website at www.micromeminc.com.

About Micromem Technologies Inc. and MASTInc:

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:

NASD OTC-Bulletin Board - Symbol: MMTIF
:CNSX – Symbol: MRM

Shares issued: 83,555,521
SEC File No: 0-26005

Contact:

The Investor Relations Group, Inc.
Adam Holdsworth/James Carbonara, 212-825-3210
or
Public Relations
Susan Morgenbesser/Andrew Conn, 212-825-3210